                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 AND RULE 13-E THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                           UNIFAB INTERNATIONAL, INC.
                                (Name of Issuer)

                 MIDLAND FABRICATORS AND PROCESS SYSTEMS, L.L.C.
                            MIDLAND ACQUISITION, INC.
                                WILLIAM A. HINES
                            JEANNE M. HINES MCDANIEL
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                              --------------------

                                    90467L209
                      (CUSIP Number of Class of Securities)

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                 MIDLAND FABRICATORS AND PROCESS SYSTEMS, L.L.C.
                            MIDLAND ACQUISITION, INC.
                              c/o William A. Hines
                           3636 N. CAUSEWAY, SUITE 300
                            METAIRIE, LOUISIANA 70002
                         Telephone Number (504) 837-5766

       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:

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                               Virginia Boulet, Esq.
                                Adams and Reese LLP
                               4500 One Shell Square
                           New Orleans, Louisiana 70139
                                  (504) 581-3234

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

      a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      b. [ ] The filing of a registration statement under the Securities Act of 1933.

      c. [ ] A tender offer.

      d. [X] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

      Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
      $177,943.20                                          $22.55

      * Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Exchange Act. This calculation assumes the purchase of 889,716 shares of common stock, par value $0.01 per share, of UNIFAB International, Inc. at a price of $0.20 per share. Such number of shares represents the sum of 8,997,913 shares of UNIFAB common stock outstanding as of September 30, 2004 less the 8,107,100 shares of UNIFAB common stock held by Midland and 1,097 shares of UNIFAB common stock held by William
A. Hines.

      [ ] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: N/A                                   Filing Party: N/A
Form or Registration No.: N/A                                 Date Filed: N/A

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                               SUMMARY TERM SHEET

      This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving UNIFAB International, Inc. ("UNIFAB") and Midland Acquisition, Inc. ("Midland Acquisition"), how it affects you, what your rights are with respect to the merger as a shareholder of UNIFAB and the position of the people listed on the cover of this Schedule 13E-3 above the caption "Name of Person(s) Filing Statement," on the fairness of the merger to you.

PURPOSE OF THE MERGER (PAGE 2).

      Midland Acquisition is a wholly owned subsidiary of Midland Fabricators and Process Systems, L.L.C., a Louisiana limited liability company ("Midland"). William A. Hines and Jeanne M. Hines McDaniel each owns approximately 45% of Midland, and Mr. Hines also owns 1,097 shares of UNIFAB common stock. Mr. Hines is a director and officer of UNIFAB. Immediately prior to the merger discussed below, Midland and Mr. Hines will contribute their outstanding shares of UNIFAB's common stock to Midland Acquisition, including 771,000 shares that Midland has recently acquired by the conversion of $2,698,500 of a convertible debenture of UNIFAB that Midland owns. After these contributions, Midland Acquisition will own more than 90% of UNIFAB's issued and outstanding shares. Midland will then cause Midland Acquisition to merge with and into UNIFAB as a means of acquiring all of the other shares of UNIFAB common stock.

PRINCIPAL TERMS OF THE MERGER.

      The Merger (page 24). Midland recently formed Midland Acquisition as a vehicle to accomplish the merger in a way that will result in UNIFAB being a wholly-owned subsidiary of Midland. As the holder of more than 90% of UNIFAB's outstanding shares of common stock, Midland Acquisition will have the right to effect the merger in this "short form" manner under Louisiana Business Corporation Law Section 112G. Midland Acquisition will not seek, and it does not require the approval of the directors of UNIFAB for the merger. Shareholders of UNIFAB other than Midland Acquisition will not be entitled to vote their shares with respect to the merger. The board of directors of UNIFAB has not taken any action with respect to the merger, and to the knowledge of Midland does not make any recommendations to the shareholders of UNIFAB with respect to the merger.

      Merger Consideration (page 1). As a result of the merger, each share of stock held by the public shareholders of UNIFAB unaffiliated with Midland will be converted into the right to receive $0.20 in cash from Midland Acquisition after the merger.

      UNIFAB Shares Outstanding; Ownership by Midland and Midland Acquisition, Inc. (page 1). As of September 30, 2004, a total of 8,997,913 shares of UNIFAB common stock were outstanding, of which Midland owned a total of 8,107,100, representing 90.1% of the total outstanding shares of UNIFAB common stock.

William A. Hines owned 1,097 shares of UNIFAB common stock, representing less than 1% of the outstanding common stock of UNIFAB on September 30, 2004, and will contribute his shares to Midland Acquisition prior to the merger.

      Payment for Shares (page 24). Midland Acquisition will pay you for your shares of UNIFAB common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Certificate of Merger and a Letter of Transmittal, which will be mailed to shareholders of record of UNIFAB within ten calendar days following the date the merger becomes effective, along with the Certificate of Merger. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed letter of transmittal will have the effect of waiving your dissenters' rights described below. See Item 4 "Terms of the Transaction" beginning on page 24 of this Schedule 13E-3.

      Source and Amount of Funds or Other Consideration (page 31). Midland expects that the total amount of funds needed by Midland Acquisition to pay for UNIFAB common stock in the merger, and to pay related fees and expenses, will be approximately $285,443.20, assuming no outstanding options or warrants to acquire UNIFAB common stock are exercised prior to the merger. Midland Acquisition will obtain these funds from Midland in the form of capital contributions.

      Change in Plans (page 31). Midland has the right to change its plan to effect the merger at any time. Midland has no legal obligation to effect the merger, and may decide not to effect the merger if Midland determines that the merger is not in the best interest of UNIFAB or Midland, for any reason.

THE FILING PERSONS' POSITION OF THE FAIRNESS OF THE MERGER (PAGE 7).

      Midland, Midland Acquisition and William A. Hines have each concluded that the merger of Midland Acquisition and UNIFAB is both substantively and procedurally fair to the shareholders of UNIFAB unaffiliated with Midland, based primarily on the factors as set out in "Special Factors - Purposes, Alternatives, Reasons and Effects" beginning on page 2, and "- Fairness of the Transaction" beginning on page 7. Jeanne M. Hines McDaniel, one of the Filing Persons, is not an officer or director of Midland, Midland Acquisition or UNIFAB, and is not involved in the operations or management of any of those companies. She expresses no opinion with respect to the proposed merger. The primary reasons that the other Filing Persons believe the merger to be fair to the shareholders of UNIFAB are as follows:

   - As a 90% shareholder, Midland Acquisition will have the right under Louisiana law to effect the merger without the approval or corporate action of the directors or shareholders of UNIFAB.

   - The market for UNIFAB's shares of common stock has been extremely illiquid since UNIFAB's common stock was delisted from trading on the NASDAQ Small Cap Market in June 2004. The opportunity for a significant number of shares of UNIFAB common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote.

   - The merger represents an opportunity for the shareholders of UNIFAB unaffiliated with Midland to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of UNIFAB common stock.

   - The merger price is in excess of the fair value of UNIFAB's common stock, as determined by Chaffe & Associates, Inc., an independent investment banking firm.

   - The shareholders of UNIFAB unaffiliated with Midland are entitled to exercise dissenters' rights and demand "fair value" for their shares as determined by the District Court of Iberia Parish, Louisiana, which may be determined to be more or less than the cash amount offered in the merger. See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger" and Item 4 "Terms of the Transaction" beginning on pages 2 and 24, respectively, of this Schedule 13E-3.

CONSEQUENCES OF THE MERGER (PAGE 4).

      Completion of the merger will have the following consequences:

   - UNIFAB will be a privately held corporation, with Midland owning 100% of the equity interest in UNIFAB and its business.

   - Only the holders of the stock of Midland will have the opportunity to participate in the future earnings and growth, if any, of UNIFAB. Similarly, only the holders of the stock of Midland will face the risk of losses generated by UNIFAB's operations or the risk of a decline in value of UNIFAB after the merger.

   - The shares of UNIFAB common stock will no longer be publicly traded, so UNIFAB will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this Schedule 13E-3.

   - Subject to the exercise of statutory dissenters' rights, each share of UNIFAB common stock held by UNIFAB's public shareholders unaffiliated with Midland will be converted into the right to receive $0.20 per share in cash, without interest.

The items set forth in the bullet points above should be read in conjunction with the information set out in "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger -- Effects" beginning on page 4.

CONDITIONS TO THE MERGER (PAGE 31).

      Midland has no legal obligation to consummate the merger as planned. Midland may, in its sole discretion, determine not to close the merger at any time.

DISSENTERS' RIGHTS (PAGE 25).

      You have a statutory right to demand payment of the fair value of your shares of UNIFAB common stock as determined in a judicial appraisal proceeding in accordance with Section 131 of the Louisiana Business Corporation Law. The value determined by the court may be more or less than the $0.20 per share in cash offered in the merger. In order to qualify for these rights, you must send to UNIFAB a written demand for the fair value of your shares within 20 days after the date Midland mails to you a copy of the Certificate of Merger and otherwise comply with the procedures for exercising dissenters' rights set forth in the Louisiana Business Corporation Law. The statutory right of dissent is set out in Section 131 of the Louisiana Business Corporation Law and is complicated. A copy of Section 131 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Shareholders seeking to exercise their dissenters' rights are encouraged to seek advice from legal counsel. See Item 4(d) "Terms of the Transaction - Appraisal Rights" beginning on page 25 of this Schedule 13E-3.

WHERE YOU CAN FIND MORE INFORMATION (PAGE 20).

      More information regarding UNIFAB is available from its public filings with the Securities and Exchange Commission, referred to herein as the "Commission." See Item 2 "Subject Company Information" and Item 3 "Identity and Background of the Filing Persons" beginning on pages 20 and 22, respectively, of this Schedule 13E-3. If you have any questions about the merger, please contact UNIFAB's corporate secretary, Martin K. Bech at (337) 367-8291.

                                  INTRODUCTION

      This Transaction Statement on Schedule 13E-3 is being filed jointly by Midland Fabricators and Process Systems, L.L.C., a Louisiana limited liability company ("Midland"), Midland Acquisition, Inc., a Louisiana corporation and a wholly owned subsidiary of Midland ("Midland Acquisition"), William A. Hines ("Hines") and Jeanne M. Hines McDaniel. These persons are collectively referred to in this Schedule 13E-3 as the "Filing Persons." This Schedule 13E-3 is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder, in connection with a short-form merger of Midland Acquisition with and into UNIFAB International, Inc. ("UNIFAB"), under Section 112G of the Louisiana Business Corporation Law. The effective date of the merger is expected to be November 5, 2004 or as soon as possible thereafter.

      As of September 30, 2004, there were 8,997,913 issued and outstanding shares of common stock, $0.01 par value per share, of UNIFAB, of which 8,107,100 shares were held by Midland and 1,097 shares were held by Hines (representing, in the aggregate, approximately 90.1% of the total shares of UNIFAB common stock outstanding). Midland and Hines intend to contribute the shares of UNIFAB common stock that they own to Midland Acquisition immediately before the merger.

      At the effective time of the merger, Midland Acquisition will be merged with and into UNIFAB, and UNIFAB will become a wholly-owned subsidiary of Midland. Upon the consummation of the merger, each share of UNIFAB's common stock issued and outstanding immediately prior to the merger (other than shares of common stock held by Midland Acquisition and shareholders of UNIFAB who properly exercise dissenters' rights under Louisiana law) will be converted into the right to receive $0.20 in cash, without interest, upon surrender of the certificate for such share of UNIFAB common stock to Computershare Investor Services, which is UNIFAB's transfer agent. The transfer agent's address and telephone number are: 350 Indiana Street, Suite 800, Golden, Colorado 80401,
Attn: Shareholder Services, (303) 262-0600.

      Midland determined the price per share to be paid for outstanding shares of UNIFAB common stock in the merger based, in part, upon the advice of Chaffe & Associates, Inc., an independent investment banking firm that appraised the fair value of UNIFAB common stock.

      Instructions with regard to the surrender of stock certificates will be set forth in a Letter of Transmittal, which documents will be mailed, together with a copy of the Certificate of Merger, to shareholders of record of UNIFAB on or immediately following the date of the merger. These documents should be read carefully.

      As of September 30, 2004, options to purchase a total of 49,973 shares of common stock were outstanding under UNIFAB's Long-Term Incentive Plan and UNIFAB's Employee Long Term Incentive Plan. The exercise prices range from $3.50 per share to $180.00 per share. Each outstanding option to purchase shares of UNIFAB's common stock will be cancelled on the effective date of the merger. In addition, as of September 30, 2004, warrants to purchase 6,000 shares of UNIFAB common stock at a price of $95.00 per share were held by an investment banking firm with which UNIFAB had done business.

      Under Louisiana law, no action is required by the board of directors or the shareholders of UNIFAB, other than Midland Acquisition, for the merger to become effective. Midland Acquisition's board of directors has approved the merger. UNIFAB will be the surviving corporation in the merger. After the merger, Midland will be the only shareholder of UNIFAB.

      This Schedule 13E-3 and the documents incorporated by reference in this
Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons (except for Jeanne
M. Hines McDaniel), including statements concerning the Filing Persons' strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

                                 SPECIAL FACTORS

            PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

PURPOSES

      The purpose of the merger is for Midland to acquire the minority public interest in UNIFAB. This will enable UNIFAB to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, thereby reducing the administrative and financial burdens associated with being a public company. Midland believes that the limited trading volume in the shares of UNIFAB common stock currently makes ownership of these shares unattractive to the public holders of the shares. Midland also believes that, given UNIFAB's relatively small shareholder base, the costs of maintaining UNIFAB's status as a public company are not justified and that UNIFAB and its shareholders currently derive no material benefit from registration under the Securities Exchange Act.

ALTERNATIVES

      The Filing Persons believe that the short form merger with Midland Acquisition under Section 112 of the Louisiana Business Corporation Law is the quickest and most cost effective way for Midland to acquire the outstanding public minority equity interest in UNIFAB. The Filing

Persons considered and rejected the alternative of a regular merger because of the cost and delay involved in obtaining the approvals of both UNIFAB's board of directors its shareholders. The Filing Persons also rejected the alternative of a tender offer, as it entailed additional costs, and a subsequent short form merger would in all likelihood still be required.

REASONS

      Midland acquired its interest in UNIFAB in August 2002. At that time, UNIFAB's common stock was listed for trading on the NASDAQ SmallCap Market. When Midland invested in UNIFAB, Midland hoped that Midland's financial and credit support would allow UNIFAB to increase revenues and market share. Midland also expected that access to the public markets would ultimately provide access to public capital and greater liquidity. However, despite Midland's financing and credit support, market conditions in UNIFAB's business have made it difficult for UNIFAB to increase its revenues and operating profit margins. In fact, UNIFAB has had net losses in every fiscal quarter since Midland acquired its interest. Following years of successively declining revenue and net losses, UNIFAB's common stock was delisted from the NASDAQ SmallCap Market on June 28, 2004 because of insufficient market capitalization, shareholders' equity and net income from operations. Because of the delisting and UNIFAB's declining revenues, Midland has been unable to realize the expected benefits of its ownership in a public company. As a result, Midland has determined that the costs and potential liabilities of maintaining UNIFAB as a public company, particularly since the enactment of the Sarbanes-Oxley Act of 2002, greatly outweigh any potential present or future benefits. Accordingly, Midland has determined that it is in the best interests of UNIFAB and its shareholders as a whole to take UNIFAB private.

      In determining whether to acquire the outstanding public minority equity interest in UNIFAB and to effect the merger, Midland considered the following to be the principal benefits of taking UNIFAB private:

   - elimination of the obligations of UNIFAB under the Sarbanes-Oxley Act, including to document and test and, where necessary, develop and/or revise its internal controls for reporting, which will require UNIFAB to incur substantial additional costs associated with engaging additional personnel and/or consultants, as UNIFAB does not currently have the expertise or manpower to meet the requirements imposed on a public company by the Sarbanes-Oxley Act;

   - reduction in the amount of public information available to competitors about UNIFAB's business that would result from the termination of UNIFAB's obligations under the reporting requirements of the Commission;

   - elimination of additional burdens on management associated with public reporting and other tasks resulting from UNIFAB's public company status;

   - a decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, UNIFAB would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its shareholders annual reports and proxy statements), that Midland anticipates could result in substantial savings each year, including audit and legal fees; and

  - the fact that UNIFAB's shares were recently de-listed from trading on a recognized national exchange and are thinly traded and the thin trading volume makes the shares relatively illiquid; and the merger transaction would provide immediate liquidity to the non-affiliated shareholders of UNIFAB.

      Midland also considered the advantages and disadvantages of certain alternatives to acquiring the minority shareholder interest in UNIFAB, including leaving UNIFAB as a majority-owned, public subsidiary.

      In the view of Midland, the principal advantage to Midland of leaving UNIFAB as a majority-owned, public subsidiary would be the ability of Midland to invest for other purposes the cash that would otherwise be required to buy the minority shareholder interest in UNIFAB. Midland concluded that the advantages of leaving UNIFAB as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

      There are approximately 1,200 holders of record of approximately 889,716 shares to be exchanged in the merger. Midland believes that the majority of UNIFAB's shareholders hold relatively small positions. UNIFAB's shareholders owning limited amounts of UNIFAB's common stock have limited liquidity because typical transaction costs for the public sale of their shares in most cases represent a large percentage of the value of their holdings at current market prices. The going-private transaction described in this Schedule 13E-3 will allow these shareholders to liquidate their holdings at a fair value without these transaction costs.

      The Filing Persons have determined to effect the merger at this time because they wish to immediately realize the benefits of taking UNIFAB private, as discussed above. UNIFAB's stock price was not a significant factor in the timing of the Filing Persons' decision to conduct the merger.

      This Rule 13e-3 transaction is structured as a short-form merger under
Section 112 of the Louisiana Business Corporation Law. This form of merger allows the unaffiliated shareholders of UNIFAB to receive cash for their shares of UNIFAB common stock quickly and allows UNIFAB to become a wholly owned subsidiary of Midland without any action by the board of directors of UNIFAB or the shareholders of UNIFAB.

EFFECTS

      General. Upon completion of the merger, only the holders of the stock of Midland will have the opportunity to participate in the future earnings and growth, if any, of UNIFAB. Similarly, only the holders of the stock of Midland will face the risk of losses generated by UNIFAB's operations or the decline in value of UNIFAB after the merger. The Filing Persons will indirectly realize all of the benefit in the estimated cost savings resulting from UNIFAB no longer being public. The Filing Persons' beneficial ownership of UNIFAB immediately prior to the merger in the aggregate will amount to approximately 92.1%. Upon completion of the merger, the Filing Persons' interest in UNIFAB's book value (approximately $2.1 million on December 31, 2003) and net income (loss) (approximately $(11.8 million) for the fiscal year ended December 31, 2003) will increase from approximately 92.1% to 100% of those amounts.

      Shareholders. Upon completion of the merger, the minority shareholders of UNIFAB will no longer have any interest in, and will not be shareholders of, UNIFAB and therefore will not participate in UNIFAB's future earnings and potential growth and will no longer bear the risk of any decreases in the value of UNIFAB. In addition, the minority shareholders of UNIFAB will not share in any distribution of proceeds after any sales of businesses of UNIFAB, whether contemplated at the time of the merger or after the merger. See Item 6(c), "Purposes of the Transaction and Plans or Proposals - Plans," beginning on page 30 of this Schedule 13E-3. All of the other incidents of stock ownership of UNIFAB's shareholders (other than Midland), such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of UNIFAB and to exercise dissenters rights upon certain mergers or consolidations of UNIFAB (unless such dissenters rights are perfected in connection with the merger), will be extinguished upon completion of the merger.

      Upon completion of the merger, the minority shareholders of UNIFAB will have liquidity, in the form of the merger price, in place of an ongoing equity interest in UNIFAB, in the form of the shares of UNIFAB common stock. In summary, if the merger is completed, the minority shareholders of UNIFAB will have no ongoing rights as shareholders of UNIFAB (other than dissenters' rights in the case of minority shareholders of UNIFAB who choose to perfect such rights under Louisiana law).

      The Shares. Once the merger is consummated, public trading of the shares of UNIFAB common stock will cease. The Filing Persons intend to deregister the shares of UNIFAB common stock under the Securities Exchange Act. As a result, UNIFAB will no longer be required to file annual, quarterly and other periodic reports with the Commission under Section 13(a) of the Securities Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Securities Exchange Act. In addition, the principal shareholder of UNIFAB will no longer be subject to reporting its ownership of shares of UNIFAB common stock under Section 13 of the Securities Exchange Act or to the requirement under
Section 16 of the Securities Exchange Act to disgorge to UNIFAB certain profits from the purchase and sale of shares of UNIFAB common stock.

The Options. As of December 31, 2003, there are outstanding stock options to purchase up to an aggregate of 49,973 shares of UNIFAB common stock held by certain employees and outside directors pursuant to UNIFAB's Long-Term Incentive Plan and Employee Long Term Incentive Plan. Such options have exercise prices that range from $3.50 per share to $180.00 per share. Prior to the merger, Midland intends to request that the holders of these options agree to a cancellation of the options. The Filing Persons do not anticipate that any option holder will exercise his or her options prior to the merger.

      The Warrants. There are outstanding warrants representing the right to purchase up to an aggregate of 6,000 shares of UNIFAB common stock at a price of $95 per share. An investment banking firm with which UNIFAB had a business relationship holds the warrants. As the warrant purchase price far exceeds the merger price, the Filing Persons do not assume that the warrants will be exercised prior to the merger.

              CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      The following is a general description of the material U.S. federal income tax consequences of the merger to beneficial owners of shares of UNIFAB common stock. This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Schedule 13E-3. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. This description does not address any aspect of state, local, foreign or other taxation, and does not address tax considerations applicable to holders that may be subject to special tax rules, including:

      -     banks, financial institutions or insurance companies;

      - real estate investment trusts, regulated investment companies or grantor trusts;

      -     dealers or traders in securities or currencies;

      -     tax-exempt entities;

      - persons who received UNIFAB common stock as compensation for the performance of services;

      - persons who will hold UNIFAB common stock as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

      -     persons that have a "functional currency" other than the U.S.
            dollar;

      -     holders that are not U.S. Holders (as defined below).

      For purposes of this description, a "U.S. Holder" is a beneficial owner of shares of UNIFAB common stock that, for U.S. federal income tax purposes, is:

      -     a citizen or resident of the U.S.;

      - a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

      - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

      - a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

      The receipt of cash by a shareholder, pursuant to the merger or pursuant to the exercise of the shareholder's right to dissent, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a shareholder will recognize gain or loss equal to the difference between (1) the amount of cash that such shareholder receives in the merger (including amounts a shareholder receives if he or she asserts dissenters' rights) and (2) such shareholder's adjusted tax basis in his or her shares of UNIFAB common stock. Such gain or loss will be capital gain or loss if the shareholder holds the shares of UNIFAB common stock as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the merger, the shareholder has held the shares of UNIFAB common stock for more than one year.

      The cash payments made to a shareholder pursuant to the merger will be subject to U.S. federal backup withholding at a rate of 28% unless the shareholder provides to UNIFAB's transfer agent his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. In addition, such payments generally will be subject to information reporting.

EACH BENEFICIAL OWNER OF SHARES OF UNIFAB COMMON STOCK IS URGED TO CONSULT SUCH BENEFICIAL OWNER'S TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                           FAIRNESS OF THE TRANSACTION

FAIRNESS

      Since each of Midland and Midland Acquisition may be deemed to be the beneficial owners of a majority of the shares of UNIFAB common stock, such Filing Persons, together with William A. Hines and Jeanne M. Hines McDaniel, who are also Filing Persons, may be deemed "affiliates" of UNIFAB within the meaning of Section 13e-3 under the Securities Exchange Act. Accordingly, the rules of the Commission require the Filing Persons, as affiliates of UNIFAB, to express their belief as to the substantive and procedural fairness of the merger to the unaffiliated shareholders of UNIFAB.

      Jeanne M. Hines McDaniel is not an officer of Midland, Midland Acquisition or UNIFAB, and is not involved in the management or operations of any one of those companies. References in this section to the Filing Persons do not include Jeanne M. Hines McDaniel, who expresses no opinion on the proposed transaction. Each of the other Filing Persons has determined that the merger is both substantively and procedurally fair to the shareholders of UNIFAB who are unaffiliated with Midland. This belief is based, in part upon the factors considered by Midland in reaching its determination that the merger is fair to the minority shareholders of UNIFAB.

      The Filing Persons engaged Chaffe & Associates, Inc. to advise Midland with respect to the value of the outstanding shares of UNIFAB common stock. Chaffe & Associates, Inc. is an independent investment consulting banking firm with experience in valuing companies like UNIFAB. Midland's management decided to pay a merger price in excess of the amount that Chaffe & Associates, Inc. found to be the value of UNIFAB's common stock.

FACTORS CONSIDERED IN DETERMINING FAIRNESS

      In reaching their determination that the terms of the Merger are fair to the shareholders of UNIFAB who are unaffiliated with Midland, the Filing Persons (except for Jeanne M. Hines McDaniel) considered the following factors:

      UNIFAB's Financial Condition. The Filing Persons considered UNIFAB's historical and current financial position as presented in the opinion of Chaffe & Associates, including the fact that UNIFAB has generated losses for the past four fiscal years and had a working capital deficiency in each of those years. The reports of UNIFAB's independent auditors for the years 2001, 2002 and 2003 raise substantial doubt about UNIFAB's ability to continue as a going concern. The financial performance as set forth in UNIFAB's Form 10-Q for the period ended June 30, 2004 shows further deterioration with negative gross profit, an overall loss and, for the first time, a deficit in equity. UNIFAB continues to depend on Midland financially for working capital as well as certain financial guarantees in order to gain new contracts. Without the backing of Midland, it is unlikely that UNIFAB will be able to meet its obligations, including obligations under its line of credit, in the ordinary course of business.

      Current and Historical Market Prices. The Filing Persons considered that the per share price to be paid to the shareholders of UNIFAB unaffiliated with Midland in the merger is at a discount to the current and historical prices of UNIFAB's common stock, as presented in the opinion of Chaffe & Associates. The Filing Persons did not place great weight on this fact for purposes of determining the fairness of the merger price and recognized that the merger price provided immediate liquidity to the shareholders. The market for UNIFAB's shares of common stock has been extremely illiquid since UNIFAB's common stock was delisted from trading on the NASDAQ Small Cap Market in June 2004. The opportunity for a significant number of shares of UNIFAB common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote. The Filing Persons believe the market prices of UNIFAB's common stock are not indicative of the fairness of the merger price in light of UNIFAB's rapidly deteriorating financial condition, the limited trading activity and relatively illiquid trading market.

      Net Book Value. As of June 30, 2004, UNIFAB had a deficit in shareholders' equity of $4.7 million, resulting in a book value per share of negative $0.57. The Filing Persons believe that the merger price represents a fair price when compared with such book value.

      Comparable Companies Analysis. The Filing Persons considered an analysis of market values and trading multiples of UNIFAB and a peer group of four publicly-traded companies in UNIFAB's business as presented in the opinion of Chaffe & Associates. Based on the opinion, the Filing Persons believe the per share consideration to be paid to the minority shareholders of UNIFAB is substantially greater than the value per share implied by the comparable companies analysis.

      Breakup/Liquidation Value Analysis. The Filing Persons considered the breakup/liquidation analyses as presented in the opinion of Chaffe & Associates. Based on the opinion, the Filing Persons concluded that both the orderly liquidation value and forced sale liquidation value implied by the breakup/liquidation models presented in the opinion are substantially less than the merger price proposed to be paid in the merger.

      Opinion of Chaffe & Associates. In addition to the foregoing factors, the Filing Persons relied upon the analysis of the merger price performed by Chaffe & Associates as well as the opinion of Chaffe & Associates, as described in "Special Factors - Reports, Opinions, Appraisals and Negotiations", beginning on page 11.

      Lack of Firm Offers. Midland has not received a firm offer for UNIFAB from a third party in the two years leading up to this transaction. From time to time over the past year, Midland has received indications of interest from two parties in a possible acquisition of UNIFAB or certain assets of UNIFAB. In each case, Midland has encouraged the interested party to make a firm offer to acquire UNIFAB and has encouraged UNIFAB's management to cooperate in requests for further information. In neither case has the third party determined to make a firm offer to acquire UNIFAB. In preliminary conversations, both interested parties indicated an unwillingness to pay cash for the common stock of UNIFAB. In one case, the potential acquirer considered the possibility of acquiring only certain assets of UNIFAB in a transaction that would involve a bankruptcy filing by UNIFAB that would have the effect of eliminating any value to the common shareholders. In such case, Midland rejected the proposal involving the bankruptcy process. The Filing Persons believe that it is unlikely that finding a third party buyer for UNIFAB is a realistic option for the shareholders of UNIFAB unaffiliated with Midland. The Filing Persons consider the absence of a third party buyer to support the fairness of the merger to the shareholders of UNIFAB unaffiliated with Midland, because the absence of a third party buyer demonstrated that the proposed merger with Midland was the only likely source of prompt liquidity for the shares of UNIFAB common stock which was simultaneously available to all of the shareholders of UNIFAB unaffiliated with Midland.

      Purchase Price in Previous Purchases. The Filing Persons did not consider the purchase prices paid by the Filing Persons for past purchases of shares of UNIFAB stock to be material to their conclusion regarding the fairness of the merger because the prices paid or deemed to have been paid for such shares of UNIFAB stock may not reflect the current value of UNIFAB. UNIFAB's financial condition has materially worsened since such purchases were made.

      Procedural Fairness. The Filing Persons also determined that the merger is procedurally fair to the unaffiliated shareholders of UNIFAB. In making such determination, the Filing Persons considered that Louisiana law grants the right to effect a short-form merger to all 90% shareholders.

      The Filing Persons believe that Louisiana's short-form merger statute is procedurally fair to minority shareholders because it allows them to exercise dissenters' rights and demand "fair value" for their shares as determined by a court. (See "Special Factors - - Purposes, Alternatives, Reasons and Effects of the Merger" and Item 4 "Terms of the Transaction" beginning on pages 2 and 24, respectively, of this Schedule 13E-3.) The Filing Persons believe that this
Schedule 13E-3, together with UNIFAB's public filings, contain relevant information to permit shareholders of UNIFAB who are unaffiliated with Midland to determine whether to accept the merger price or to exercise their dissenter's rights with respect to their shares of UNIFAB common stock.

      In addition to the foregoing factors and analyses, the Filing Persons have considered the following four factors:

      - following the consummation of the merger, the shareholders of UNIFAB who are not affiliated with Midland will cease to participate in the future earning or growth, if any, of UNIFAB, or benefit from an increase, if any, in the value of their holdings in UNIFAB;

      - the interests of the Filing Persons in determining the merger price are adverse to the interests of the shareholders of UNIFAB who are not affiliated with Midland and the fact Midland may have actual or potential conflicts of interest in connection with the merger as disclosed herein;

      - because the merger is being effected pursuant to a short-form merger under Section 112 of the Louisiana Business Corporation Law and consequently does not require approval by UNIFAB's board of directors or UNIFAB's shareholders (other than Midland), neither UNIFAB's board of directors nor the shareholders of UNIFAB who are not affiliated with Midland will have the opportunity to vote on the merger; and

      - UNIFAB was not separately represented and UNIFAB's board of directors did not participate in the evaluation of strategic alternatives, including the merger.

      After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the merger is substantively and procedurally fair.

      In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the shareholders of UNIFAB unaffiliated with Midland, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

      The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the merger to the shareholders of UNIFAB unaffiliated with Midland, as it is their view that the factors they considered provided a reasonable basis to form their belief.

      No Approval of Security Holders. Because the merger is being effected as a short-form merger under Section 112 of the Louisiana Business Corporation Law, it does not require approval by the shareholders of UNIFAB (other than Midland).

      No Independent Representation. No person has been engaged to act on behalf of the shareholders of UNIFAB who are not affiliated with Midland.

      No Approval of Directors. Because the merger is being effected as a short-form merger under Section 112 of the Louisiana Business Corporation Law, it does not require approval by the board of directors of UNIFAB.

      Other Offers. Except as discussed above, no firm offers have been made in the last two years for: (1) the merger or consolidation of UNIFAB with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of UNIFAB; or (3) a purchase of UNIFAB's securities that would enable the holder to exercise control of UNIFAB.

                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

REPORT, OPINION OR APPRAISAL

      In order to determine the appropriate fair cash value of shares of UNIFAB common stock, Midland engaged the services of an independent investment banking firm, Chaffe & Associates, Inc. Midland has not received any legal opinions concerning the merger or the tax consequences of the merger to the shareholders of UNIFAB.

PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL

      On June 14, 2004, Midland engaged Chaffe & Associates to act as its financial advisor and requested that Chaffe & Associates evaluate the fairness and adequacy, from a financial point of view, to the holders of UNIFAB common stock (other than Midland and its affiliates) of the price per share that Midland Acquisition will pay to minority shareholders of UNIFAB. Chaffe & Associates was selected for this assignment based on its experience, expertise and reputation in business valuation, and the fee quoted for the engagement. The terms of the engagement are described in more detail below. As part of its investment banking business, Chaffe & Associates is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, fairness opinions, private placements, minority shareholder representations and valuations for corporate, estate and tax purposes.

      On September 14, 2004, Chaffe & Associates delivered an oral report and workpapers to management of Midland, advising on the preliminary results of its valuation of UNIFAB, specifically that based on information available to date, the UNIFAB common stock appeared to have no value. Chaffe & Associates stated that it was still in the process of reviewing information on UNIFAB's projected financial results and the market value of its assets.

      On September 29, 2004, Chaffe & Associates delivered an oral report and work papers to management of Midland, advising that in Chaffe & Associates' opinion, the UNIFAB common stock had zero value. On October 5, 2004, Chaffe & Associates delivered its written opinion, that as of that date and based upon and subject to the various limitations, qualifications and assumptions stated in the opinion, the $0.20 price per share to be paid to minority shareholders of UNIFAB is fair and adequate, from a financial point of view, to the holders of UNIFAB common stock (other than Midland and its affiliates).

      THE FOLLOWING DESCRIPTION OF CHAFFE & ASSOCIATES' OPINION RELATING TO THE PURCHASE PRICE OF $0.20 PER SHARE TO BE PAID TO MINORITY SHAREHOLDERS OF UNIFAB IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE WRITTEN OPINION, DATED OCTOBER 5, 2004, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN. THE WRITTEN OPINION IS ATTACHED TO THIS DOCUMENT AS EXHIBIT (C) AND IS SOMETIMES REFERRED TO IN THIS DOCUMENT AS THE "FAIRNESS OPINION." UNIFAB'S SHAREHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY. CHAFFE & ASSOCIATES' OPINION IS DIRECTED TO MR. HINES AS MANAGING MEMBER OF MIDLAND, IS LIMITED ONLY TO THE FAIRNESS AND ADEQUACY OF THE CONSIDERATION TO BE PAID IN THE TRANSACTION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF UNIFAB OR MIDLAND.

      In arriving at its opinion, Chaffe & Associates:

   -     reviewed the draft S.E.C. Schedule 13E-3 related to this transaction;

   - reviewed certain publicly-available financial statements and other information of UNIFAB;

   - reviewed certain financial and operating information of UNIFAB provided by UNIFAB senior management, including independent appraisals of certain UNIFAB property, plant and equipment;

   - interviewed and discussed UNIFAB's past and current operations, financial condition and prospects with UNIFAB's senior management and members of its board of directors and with Midland's senior management;

   - reviewed and discussed the strategic rationale for the transaction with members of both UNIFAB and Midland's senior managements;

   - reviewed current and historical publicly-reported prices of the common stock of UNIFAB;

   - compared the financial performance of UNIFAB and the prices and trading activity of its common stock with those of certain comparable publicly-traded companies and their securities; and

   - performed such other analyses and examinations, and considered such other financial, economic and market criteria as Chaffe & Associates deemed appropriate to its opinion.

      In connection with its review, Chaffe & Associates relied upon and assumed the accuracy and completeness of the financial and all other information publicly available or furnished to it by UNIFAB or Midland or otherwise reviewed by them. Chaffe & Associates did not independently verify the accuracy or completeness of such information nor did it assume any responsibility or liability for such accuracy or completeness. It did not make or obtain any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of UNIFAB, but relied on valuations and appraisals provided to it. With respect to financial projections, Chaffe & Associates assumed, with Midland's consent, that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of UNIFAB's and Midland's senior management as to future financial performance of UNIFAB. Chaffe & Associates expressed no opinion with respect to such forecasts or the assumptions on which they were based. Chaffe & Associates further relied upon the assurance of UNIFAB's and Midland's senior managers that they are not aware of any facts that would render any of the above information inaccurate, incomplete, or misleading. The opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion.

      Chaffe & Associates expressed no view as to, and in its opinion does not address, the relative merits of the transaction as compared to (i) any alternative business strategy that might exist for UNIFAB or Midland, or (ii) the effect of any other strategy to accomplish a going private transaction. Although Chaffe & Associates evaluated the consideration to be paid in the transaction from a financial point of view, it was not asked and did not recommend the specific consideration to the paid. The consideration was determined by Midland. Chaffe & Associates expressed no opinion on the tax consequences of the transaction on UNIFAB or its shareholders.

      In preparing its opinion, Chaffe & Associates performed a variety of financial and comparative analyses, including those described below. The following is a summary of the material analyses performed by Chaffe & Associates, but is not a complete description of all of the analyses underlying the opinion of Chaffe & Associates. The summary includes information presented in a tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The presentation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Chaffe & Associates believes that its analyses must be considered as a whole and that selecting parts of the summary without considering all of its analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete or misleading view of the processes underlying its analyses and the Fairness Opinion.

      In performing its analyses, Chaffe & Associates also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of UNIFAB and Midland. Chaffe & Associates prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Midland. The analyses performed by Chaffe & Associates are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates on the values of companies do not necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different.

      Chaffe & Associates' opinion and analyses were only one of many factors considered by Midland in its evaluation of the transaction and should not be viewed as determinative of the views of Midland with respect to the consideration to be paid to the minority shareholders of UNIFAB or the proposed transaction.

      Assumption Underlying the Analysis: Chaffe & Associates noted that in order for Midland to effect the proposed merger in the manner it is contemplating, Midland needed to convert $2,698,500 of its UNIFAB convertible debentures into 771,000 shares of UNIFAB common stock. This equated to a $3.50 price per share. Chaffe & Associates' evaluation assumed that this conversion had taken place as of the merger. Chaffe & Associates noted also that this conversion is accretive to the minority shareholders of UNIFAB.

      Review of UNIFAB's Financial Condition: Chaffe noted that UNIFAB generated operating losses for the past four fiscal years, and had a working capital deficiency in each of those years. The reports of UNIFAB's independent auditors for the years 2001, 2002 and 2003 raise substantial doubt about UNIFAB's ability to continue as a going concern. UNIFAB's recent financial performance for the six-month interim period ending June 30, 2004 showed further deterioration, with negative gross profit, an overall loss and for the first time, a deficit in equity. UNIFAB continues to depend on Midland financially for working capital as well as certain financial guarantees in order to gain new contracts. Without the backing of Midland, it is unlikely that UNIFAB will be able to meet its obligations, including obligations under its line of credit, in the ordinary course of business.

      Despite UNIFAB's dismal financial performance for the six months ending June 30, 2004, UNIFAB's management continues in its efforts to reorganize operations in order to return the company to profitability. UNIFAB has cut selling, general and administrative expenses; has discontinued certain of its unprofitable operations, which is expected to further reduce ongoing expenses; has sold or is in the process of selling certain assets which are no longer productive; and continues its business development efforts. Even given these actions, UNIFAB does not anticipate generating an operating profit for the last six months of 2004, based on the company's current and anticipated level of work. Unless UNIFAB can further reduce expenses, increase its revenue and improve its gross profit margin, management of the company has concern about UNIFAB's potential to achieve profitable operating results in 2005.

      Chaffe & Associates performed a valuation analysis of UNIFAB using the following methodologies: comparable company trading analysis, liquidation/break-up analysis and stock trading analysis. Each of these analyses was used to generate a reference for the equity value of UNIFAB.

      Comparables Companies Analysis: Using publicly available information, Chaffe & Associates reviewed and compared the market values and trading multiples of UNIFAB and a peer group of four selected publicly-traded companies in the oil and gas fabrication business. This methodology was meant to provide a market valuation based on the common stock trading multiples of selected comparable companies. The group consisted of Global Industries, Ltd., Gulf Island Fabricators, Inc., McDermott International, Inc., and NATCO Group, Inc., which Chaffe referred to as the "Guideline Companies", all of which companies are significantly larger than UNIFAB.

      Chaffe & Associates noted that none of the Guideline Companies was identical to UNIFAB and that, accordingly, the analysis of comparable public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies. The Guideline Companies were considered generally comparable to UNIFAB because of their industry and geographic concentration of their work. Chaffe & Associates noted the low or negative operating results of three of the four Guideline Companies, but noted also that none of them were in the unusual circumstance of UNIFAB, whose auditors provided going concern opinions for the 2001 and 2003 fiscal years.

      The analysis compared information for UNIFAB as of June 30, 2004, and the median data for the Guideline Companies as of the most recent period then available for each comparable company. The table below lists the comparative data.

                                                               Guideline Companies
                                                UNIFAB                Median
                                                ------                ------
Total Assets (000)                           $    31,750           $   454,550
Leverage Ratio                                    111.09%                12.30%
Current Ratio                                      -0.47%                 1.48%
Return on Sales                                   -18.77%                -0.38%
Adjusted Return in Assets                         -23.84%                 0.39%
Adjusted Return on Equity                            N/M                  3.46%
1-Year Growth in Earnings                          42.32%               -17.12%

4-Year Growth in Earnings                          -6.71%                23.97%
Projected 5-Year Growth in Earnings                  N/A                 21.00%
Dividend Payout Ratio                               0.00%                 0.00%

      Chaffe & Associates reviewed the appropriate market values as a multiple of, among other things, latest 12 months ("LTM") earnings per share, LTM cash flow after tax, book value, LTM revenue, and LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") of the Guideline Companies and UNIFAB. All multiples were based on closing stock prices on August 27, 2004. Earnings per share estimates for the Guideline Companies were based on publicly available research analysts' estimates, and earnings per share estimates for UNIFAB were based on internal estimates of the management of the company.

                                                          Guideline Companies
                                                UNIFAB          Median
                                                ------          ------
Price to LTM Earnings                              N/M          46.58x
Price to Projected Earnings (FYE 2004)             N/M          16.01x
Price to Cash Flow After Tax                       N/M          23.16x
Price to Book Value                                N/M           1.38x
Market Capitalization to Revenue                 0.14x           0.88x
Market Capitalization to EBITDA                    N/M          26.95x

      Chaffe & Associates then applied a range of selected multiples implied by the Guideline Companies to the LTM earnings per share, LTM cash flow after tax, book value, LTM revenue and LTM EBITDA for UNIFAB. For this period, UNIFAB's earnings based financial measures were all negative. In addition, UNIFAB had a deficit equity position. When the peer multiple is applied to UNIFAB's only positive financial measure for this period, LTM revenue, the value indication is $19,372,489. Chaffe & Associates concluded that taken as a whole, this analysis resulted in the following implied per share equity value indication for UNIFAB as compared to the per share consideration to be paid to the minority shareholders of UNIFAB.

   Implied Median Equity                  Per Share Merger Consideration
Value Per Share for UNIFAB                           for UNIFAB
--------------------------                           ----------
          $0.00                                          $0.20

      Chaffe determined that the per share consideration to be paid to the minority shareholder of UNIFAB is substantially greater than the value per share implied by the comparable companies analysis.

      Breakup/Liquidation Analysis: In addition to considering UNIFAB as a going concern, Chaffe & Associates calculated the net value of the company's assets that may be available to shareholders upon a liquidation of UNIFAB, as a way to derive an implied equity value. Chaffe & Associates noted, however, that the minority shareholders of UNIFAB cannot force a liquidation of the company and therefore would not necessarily be able to attain the value indicated by such an analysis.

      Chaffe & Associates performed two breakup/liquidation analyses, one assuming an orderly liquidation of the company and one assuming a forced sale liquidation. Both analyses were based on UNIFAB's June 30, 2004 balance sheet adjusted for projected operating losses through August 30, 2004, and both assumed the receipt of a potential federal income tax recovery anticipated in the third quarter of 2004. Also both were based on three independent appraisals of certain UNIFAB property, plant and equipment, dated February 19, 2002, November 5, 2001 and October 22, 2001, respectively, a limited purpose appraisal dated October 4, 2004, and internal estimates of the values of certain assets and liabilities by the management of UNIFAB. While Chaffe & Associates relied, with the consent of Midland, on the accuracy and completeness of the appraisals, Chaffe & Associates noted the age of three of these appraisals and is concerned that market conditions may be substantially different at present than at the time of the appraisals.

      The liquidation analyses calculated the liquidation/breakup value of balance sheet assets, net of liabilities of the company (including contingent liabilities), and assumed certain transaction costs such as legal, brokerage fees or other miscellaneous winding up expenses. Chaffe also assumed that any tax that UNIFAB might owe on a gain on the sale of assets would be sheltered from tax by the company's net operating loss carry forwards. These analyses resulted in the following implied per share equity value indications for UNIFAB, as compared to the per share consideration to be paid to the minority shareholders of UNIFAB.

 Orderly Liquidation                              Forced Sale Liquidation
Implied Equity Value                                Implied Equity Value                              Per Share Consideration
Per Share for UNIFAB                                Per Share for UNIFAB                                    for UNIFAB
--------------------                               --------------------                                     ----------
       $0.00                                               $0.00                                               $0.20

      Chaffe & Associates determined that both the orderly liquidation value and forced sale liquidation value implied by the breakup/liquidation models are substantially less than the per share consideration to be paid to the minority shareholders of UNIFAB in the merger.

      Stock Trading Analysis: Chaffe & Associates reviewed and analyzed the historical trading volumes and prices at which UNIFAB's common stock had traded from September 26, 2003 through September 27, 2004, and noted that the median closing price was $1.76 per share. The highest closing price during this period was $10.95 per share on March 2, 2004, and the lowest closing price was $.75 per share on August 31, 2004. The median daily volume of UNIFAB's shares for the 52-week period August 27, 2003 through August 26, 2004 was 5,000 shares. (As a consequence of UNIFAB's stock having been delisted, volume information has been unavailable since August 26, 2004.)

      On February 26, 2004, both price and volume increased sharply, peaking on March 2, 2004 at $10.02 per share on volume of 3,675,900 shares. This trading activity did not coincide with any change in UNIFAB's operations or financial condition, according to UNIFAB. Chaffe & Associates noted that from September 26, 2003 through February 25, 2004, the median closing price of UNIFAB's shares was $1.65, with a median volume of 1,600 shares. Chaffe & Associates notes since this event, both the price and volume of UNIFAB shares were affected through July 25, 2004, after which, prices returned to historic norms.

            Chaffe & Associates then analyzed the price to be paid to the minority shareholders of UNIFAB in the transaction relative to UNIFAB's stock price on September 27, 2004, as well as the 52-week trading range and provided the following analysis.

                                                                                                    Purchase Price
                                                           Price Per Share                        Premium (Discount)
                                                           ---------------                        ------------------
Transaction Price                                               $ 0.20                                       0%
Price at closing on September 27, 2004                          $ 0.75                                     (73%)
52-Week High                                                    $10.25                                     (98%)
52-Week Low                                                     $ 0.75                                     (73%)

      The per share price to be paid to the minority shareholders of UNIFAB in the transaction is at a discount to the current and historical prices of UNIFAB's common stock. In light of UNIFAB's rapidly deteriorating financial condition, Chaffe & Associates determined that recent trading prices were not indicative of the fairness of the per share price to be paid in the transaction.

      Other Valuation Methodologies: Chaffe & Associates was not able to rely on certain other valuation methodologies commonly employed in valuing companies, including discounted cash flow analysis and comparable transaction analysis, largely because of the company's past and anticipated negative operating results. Chaffe & Associates attempted to derive an implied equity value indication for UNIFAB by determining the net present value of after-tax cash flows. Management of UNIFAB provided Chaffe & Associates with a budget for 2004 that is being used in management's attempt to restructure UNIFAB to accommodate trends in the market. This budget reflects management's best estimate of revenue and expenses, incorporating in the forecast their most recent business development efforts and expense cuts. While the forecast shows UNIFAB is reducing losses, it is still projecting negative cash flow for the foreseeable future. A DCF model run on that basis shows a negative result and indicates no value.

      Chaffe & Associates researched publicly disclosed merger and acquisition activity of companies in UNIFAB's SIC classification. All transactions found by Chaffe were completed prior to 2000. Because market conditions were substantially different than at present, Chaffe has not able to compare these transactions to UNIFAB with any relevance, and was not able to conclude value using that methodology.

      Neither Chaffe & Associates nor any of its principal officers or shareholders have ownership interests in UNIFAB or Midland. In 1998, Chaffe & Associates performed certain financial advisory services for Allen Tank, Inc. in its sale to UNIFAB, for which Chaffe & Associates received customary compensation. In 2002, Chaffe & Associates performed certain financial advisory services for the board of directors of UNIFAB in connection with its transaction with Midland, for which Chaffe & Associates again received customary compensation.

      Under the terms of this engagement, Midland has agreed to pay Chaffe & Associates a fee of $40,000 for delivery of Chaffe & Associates' opinion relating to this transaction, and agreed to reimburse Chaffe & Associates for direct expenses related to its services, including the reasonable fees and expenses of its legal counsel. In addition, Midland has agreed to indemnify Chaffe & Associates and related persons against liabilities, including liabilities under the federal and state securities laws, arising out of its engagement. Chaffe & Associates does not have an obligation to update, revise or reaffirm the Fairness Opinion.

AVAILABILITY OF DOCUMENTS

      Copies of the opinion of Chaffe & Associates are available for inspection and copying at Midland's principal executive offices during regular business hours by any of UNIFAB's interested shareholders, or a representative who has been so designated in writing, and may be obtained by mail, without charge, by written request directed to Midland at the following address: 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002, attention: Frank Cangelosi.

                             TRANSACTION STATEMENT

ITEM 1. SUMMARY TERM SHEET.

      See the section above captioned "Summary Term Sheet."

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) Name and Address. The name of the subject company is UNIFAB International, Inc. The principal executive offices of UNIFAB are located at 5007 Port Road, New Iberia, Louisiana 70562 and its telephone number is (337) 367-8291.

      UNIFAB is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file reports, proxy statements and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding persons that file reports electronically with the Commission at http://www.sec.gov.

      (b) Securities. The exact title of the class of equity securities subject to the merger is UNIFAB's common stock, par value $0.01 per share. As of September 30, 2004, there were 8,997,913 shares of common stock outstanding. Also, as of September 30, 2004, there were outstanding options to purchase 49,973 shares of UNIFAB common stock and a warrant outstanding to purchase 6,000 shares of UNIFAB common stock. The stock options and warrant prices exceed substantially the price to be paid in the proposed merger.

      (c) Trading Market and Price. From September 24, 1997 through June 11, 2002, UNIFAB's common stock, $.01 par value per share, was traded on the Nasdaq Stock Market. Effective June 12, 2002, UNIFAB transferred its common stock listing to the Nasdaq SmallCap Market, and the stock continued to trade under the symbol "UFAB." The transfer to the Nasdaq SmallCap Market resulted in a more favorable cost structure and less stringent listing requirements than that of the Nasdaq Stock Market. Effective June 28, 2004, UNIFAB's common stock was delisted from the Nasdaq SmallCap Market and began trading over -the counter, with certain transactions reported in the "pink sheets."

      On August 1, 2003, UNIFAB's shareholders approved a one-for-ten reverse stock split of the outstanding shares of UNIFAB common stock, which became effective immediately after Midland converted its initial equity investment in UNIFAB (which was in the form of Series A preferred shares) into UNIFAB common stock. As a result of the reverse stock split, as of August

8, 2003 there were 8,201,899 outstanding shares of UNIFAB common stock, with Midland holding 7,380,000 shares.

      The following table sets forth the high and low bid prices per share of UNIFAB common stock for each fiscal quarter in the years ended December 31, 2003 and 2002 and the first and second fiscal quarters of 2004, through June 27, 2004, giving effect to the one-for-ten reverse stock split. Prices are those reported by the Nasdaq SmallCap Market (from June 12, 2002 through June 27,
2004) and the NASDAQ Stock Market (from January 1, 2002 through June 11, 2002). Since June 28, 2004, trading in UNIFAB common stock has been sporadic, and reliable trading information is not available.

                                                      HIGH            LOW
                                                      ----            ---
December 31, 2004
       First Quarter                                 $14.60          $ 1.15
       Second Quarter through June 27, 2004            8.19            1.34

December 31, 2003
       First Quarter                                 $ 3.80          $ 0.05
       Second Quarter                                  3.90            2.20
       Third Quarter                                   3.60            1.10
       Fourth Quarter                                  2.10            0.90

December 31, 2002
       First Quarter                                 $ 8.40          $ 1.60
       Second Quarter                                 13.00            2.00
       Third Quarter                                   9.40            2.00
       Fourth Quarter                                  3.90            1.60

      (d) Dividends. UNIFAB has not paid dividends to its common shareholders in the two most recent fiscal years. UNIFAB intends to retain earnings, if any, to meet its working capital requirements and to finance the future operations and growth of its business and, therefore, does not plan to pay any cash dividends to holders of its common stock in the foreseeable future. Further, under Louisiana law, UNIFAB may only pay dividends from retained earnings or capital surplus. At the present time, UNIFAB has no retained earnings or capital surplus. Accordingly, UNIFAB cannot legally pay dividends until UNIFAB returns to profitability and has retained earnings or capital surplus. UNIFAB is also restricted from paying dividends in the foreseeable future under the terms of its credit agreements.

      (e) Prior Public Offerings. Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, UNIFAB, has made an underwritten public offering of the shares of UNIFAB common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration pursuant to Regulation A thereunder.

      (f) Prior Stock Purchases. None of the Filing Persons and no affiliate of any of the Filing Persons have purchased any shares of UNIFAB common stock during the past two years, except as described under Items 5(a) and (e) below.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

      MIDLAND FABRICATORS AND PROCESS SYSTEMS, L.L.C.

      (a) Name and Address. The principal business address of Midland Fabricators and Process Systems, L.L.C. ("Midland"), which also serves as its principal office, is 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002, and its telephone number is (504) 837-5766.

      (b) Business and Background of Entity. Midland, a Louisiana limited liability company, beneficially owns approximately 92.1% of UNIFAB's common stock. Midland holds common stock and a convertible debenture of UNIFAB and otherwise does not engage in any business activities.

      (c) Business and Background of Natural Persons. William A. Hines is the sole manager of Midland and the owner of a 45.5% membership interest in Midland and 1,097 shares of UNIFAB's common stock. Jeanne M. Hines McDaniel is the owner of a 45.5% membership interest in Midland. The business address, position with Midland, principal occupation, five-year employment history and citizenship of Mr. Hines and Ms. Hines McDaniel, as well as the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below.

      MIDLAND ACQUISITION, INC.

      (a) Name and Address. The principal business address of Midland Acquisition, Inc. ("Midland Acquisition"), which also serves as its principal office, is 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002, and its telephone number is (504) 837-5766.

      (b) Business and Background of Entity. Midland Acquisition, a recently formed Louisiana corporation, was formed for the sole purpose of merging with and into UNIFAB. Midland Acquisition is wholly owned by Midland.

      (c) Business and Background of Natural Persons. William A. Hines is the President and the sole director of Midland Acquisition. Frank Cangelosi is the Secretary-Treasurer of Midland Acquisition. The business address, position with Midland Acquisition, principal occupation, five-year employment history and citizenship of Mr. Hines, as well as the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, is set forth below. The business address, position with Midland Acquisition, principal occupation, five-year employment history and citizenship of Mr. Cangelosi, as well as the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, is set forth on Schedule I hereto.

      WILLIAM A. HINES

      (a) Name and Address. William A. Hines's business address is c/o Midland Fabricators and Process Systems, L.L.C. International, Inc., 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002. Mr. Hines beneficially owns (through his ownership interest in Midland, and his direct ownership of 1,097 shares of UNIFAB common stock) approximately 92.1% of UNIFAB's common stock.

      (b) Business and Background of Entity. Not applicable.

      (c) Business and Background of Natural Persons. Mr. Hines, a United States citizen, is the sole manager and the owner of a 45.5% membership interest in Midland. Mr. Hines is Chairman of the Board and President of Nassau Holding Corporation, the parent company of several oilfield-related companies, and an affiliate of Midland. The business address of Nassau Holding Corporation is 3636
N. Causeway, Suite 300, Metairie, Louisiana 70002, and the business telephone number is (504) 837-5766. Mr. Hines became the Principal Executive Officer of UNIFAB in March 2003, and also serves as UNIFAB's Chairman of the Board. Mr. Hines is also a director of Whitney Holding Corporation, a publicly traded regional bank holding company. The business address of Whitney Holding Corporation is 228 St. Charles Avenue, New Orleans, Louisiana 70130. Mr. Hines previously served as a director of UNIFAB from July 1998 through March 2001. For more information regarding Mr. Hines, reference is made to UNIFAB's Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2003.

      JEANNE M. HINES MCDANIEL

      (a) Name and Address. Jeanne M. Hines McDaniel's address is c/o Midland Fabricators and Process Systems, L.L.C. International, Inc., 3636 N. Causeway, Suite 300, Metairie, Louisiana 70002. Ms. Hines McDaniel beneficially owns (through her ownership interest in Midland) approximately 92.1% of UNIFAB's common stock.

      (b) Business and Background of Entity. Not applicable.

      (c) Business and Background of Natural Persons. Ms. Hines McDaniel, a United States citizen, is the owner of a 45.5% membership interest in Midland. Ms. Hines McDaniel is not employed and has not been employed during the past five years.

      Neither William A. Hines nor Jeanne M. Hines McDaniel (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      OTHER PERSONS

      The name, business address, position with the relevant organization, principal occupation, five-year employment history and citizenship of each of the control people, officers and directors and group members, together with the names, principal businesses and addresses of any corporations or other organizations in which principal occupations are conducted, are set forth on
Schedule I hereto.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) Material Terms.

      Under Louisiana law, corporate shareholders that own more than 90% of the voting stock of a Louisiana corporation have the right to cause the Louisiana corporation to merge with the corporate shareholder in a transaction referred to as a "short-form merger." The only corporate action required to perfect a short-form merger is action by the board of directors of the corporate shareholder; no corporate action is required on the part of the company to be merged. In a short-form merger, the shareholders of the merged company other than the shareholder authorizing the merger are entitled to receive the cash value of their shares. Shareholders who disagree with the consideration offered for their shares are entitled to exercise their dissenters' rights under Louisiana corporate law if they satisfy all of the requirements of such exercise.

      Midland and William A. Hines intend to contribute their shares of UNIFAB common stock to Midland Acquisition prior to the effective date of the merger. After that contribution is made, Midland Acquisition will own more than 90% of the total outstanding shares of UNIFAB common stock. Accordingly, the board of directors of Midland Acquisition will have the power to cause UNIFAB to merge with Midland Acquisition. The price that Midland Acquisition will pay to shareholders of UNIFAB unaffiliated with Midland will be $0.20 per share of UNIFAB common stock. This amount was established by Midland based, in part, upon the advice of Chaffe & Associates, Inc., an independent investment banking firm. The factors considered by Chaffe & Associates in arriving at its conclusions with respect to the value of UNIFAB common stock are set out in "Special Factors
- Fairness of the Transaction", beginning on page 7.

      On the date that the short-form merger is effected by Midland Acquisition, Midland Acquisition will cause the stock transfer agent of UNIFAB to send to each shareholder of record of UNIFAB common stock other than Midland Acquisition a letter of transmittal that can be used to exchange such shareholder's UNIFAB common stock for the cash payment of $0.20 per share. Shareholders who do not wish to accept such cash payment, but instead to dissent from the merger will be entitled to do so by following the procedures discussed below under Item 4(d) "Appraisal Rights."

      The reasons for the merger are set out in "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger."

      For federal income tax purposes, the receipt of the cash by holders of the shares of UNIFAB common stock pursuant to the merger will be a taxable sale of the holders' shares of

UNIFAB common stock. See "Special Factors - Certain Federal Income Tax Consequences of the Merger", beginning on page 6.

      (c) Different Terms. Shareholders of UNIFAB will be treated as described in Item 4(a) "Terms of the Transaction - Material Terms", beginning on page 24.

      (d) Appraisal Rights.

ANY SHAREHOLDER OF UNIFAB UNAFFILIATED WITH MIDLAND WHO OBJECTS TO THE MERGER AND DESIRES TO PERFECT DISSENTERS' RIGHTS MUST TAKE THE FOLLOWING STEPS TIMELY. FAILURE TO COMPLY WITH THESE STEPS WILL RESULT IN THE LOSS OF THE RIGHT TO DISSENT FROM THE MERGER. IF ANY SHAREHOLDER UNAFFILIATED WITH MIDLAND LOSES THE RIGHT TO DISSENT, HIS OR HER SHARES WILL BE CONVERTED INTO THE RIGHT TO RECEIVE CASH IN THE AMOUNT OF $0.20 PER SHARE.

      Since Midland Acquisition will be the holder of approximately 90.1% of UNIFAB's outstanding shares at the time of the merger, the merger of Midland Acquisition with and into UNIFAB will be effected pursuant to the provisions of
Section 112(G) of the Louisiana Business Corporation Law, which allows a holder of 90% or more of the shares of a corporation to consent to a "short form merger." The short form merger requires only the approval of Midland Acquisition's board of directors. No vote or other action is required on the part of UNIFAB's board of directors or shareholders, and no vote or other approval of the short form merger will be sought. Section 131 of the Louisiana Business Corporation Law allows a shareholder of UNIFAB who objects to the price offered in the merger and who complies with the provisions of that section to dissent from the merger. Any shareholder unaffiliated with Midland will be entitled to receive the fair value of his or her shares of UNIFAB in cash if he or she properly dissents. The fair cash value of the unaffiliated shareholder's share for this purpose will be determined in an agreement between the shareholder and Midland Acquisition, unless the shareholder cannot agree with Midland Acquisition as to the value. In that case, the state district court for the Parish of Iberia will determine the value of the shareholder's shares.

      To exercise the right of dissent, an unaffiliated shareholder must (i) make a demand, in writing, for the cash value of the shares as of the day before the merger certificate is filed and (ii) deposit his or her shares in escrow with a bank or trust company in Iberia Parish.

      Midland Acquisition will notify each shareholder of the merger by delivery of a copy of the Certificate of Merger. Shareholders who wish to perfect their dissenters' rights must send Midland Acquisition a written demand for payment of the cash value of their UNIFAB shares. Midland Acquisition must receive the demand within 20 days after the date on which the Certificate of Merger was mailed to shareholders. This demand must state the amount the shareholder is demanding for his or her shares and a post office address to which Midland Acquisition may reply to the shareholder. The shareholder must also deposit the certificate(s) representing his or her shares of UNIFAB

Stock in escrow with a bank or trust company located in Iberia Parish, Louisiana. The shareholder must also include with the demand to Midland Acquisition the written acknowledgment of the bank or trust company that holds his or her certificate(s) that it is holding the certificate(s) on the sole condition that the certificate(s) will be delivered to Midland Acquisition upon payment of the value of the shares in accordance with Section 131 of the Louisiana Business Corporation Law. The certificate(s) must also be duly endorsed and transferred to Midland Acquisition.

      EACH SHAREHOLDER MUST DO ALL OF THE THINGS DESCRIBED ABOVE IN ORDER TO PRESERVE HIS OR HER RIGHT TO DISSENT AND TO RECEIVE THE FAIR VALUE OF HIS OR HER SHARES IN CASH. IF ANY SHAREHOLDER DOES NOT FOLLOW EACH OF THESE STEPS AS DESCRIBED, HE OR SHE WILL HAVE NO RIGHT TO DISSENT FROM THE MERGER.

      If Midland Acquisition does not agree with the fair value that an unaffiliated shareholder demands, or does not agree that payment is due, Midland Acquisition will notify such shareholder within 20 days after it receives such shareholder's demand and acknowledgment. In that case, Midland Acquisition's notice will include the value Midland Acquisition is willing to pay for the shares or a statement of its belief that no payment is due. If the shareholder does not accept the amount offered by Midland Acquisition, the shareholder must file suit against Midland Acquisition in the state district court for the Parish of Iberia for a judicial determination of the fair cash value of the shares. This suit must be filed within 60 days after receipt of Midland Acquisition's notice. If a shareholder fails to bring such a suit within the applicable 60-day period, such shareholder will be deemed to have consented to accept Midland Acquisition's position in its notice (either that no payment is due or that Midland Acquisition owes the shareholder only the amount specified).

      If a suit is filed and Midland Acquisition deposits with the court the amount, if any, that it specified in its notice of disagreement, then the costs (not including legal fees) of the suit will be taxed against the shareholder if the amount finally awarded to him or her, exclusive of interest or costs, is equal to or less than the amount deposited by Midland Acquisition. Otherwise, the costs (not including legal fees) will be taxed against Midland Acquisition. The same rules apply to interventions in this instance as to the filing of the suit itself.

      If a shareholder files a demand for the value of his or her shares, such shareholder will cease to have any rights as a shareholder of UNIFAB or Midland Acquisition except the rights created by Section 131 of the Louisiana Business Corporation Law. A shareholder may voluntarily withdraw his or her demand at any time before Midland Acquisition gives its notice of disagreement. If a shareholder wishes to withdraw his or her demand after that time, such shareholder may only do so with the written consent of Midland Acquisition.

      Any shareholder of UNIFAB who wishes to dissent should send any communications in that regard to Martin Bech, Secretary, UNIFAB International, Inc., 5007 Port Road, New Iberia,

Louisiana 70560, accompanied by all items required by the Louisiana Business Corporation Law. All such communications should be signed by or on behalf of the dissenting shareholder in the form in which his or her shares are registered on the books of UNIFAB.

      The foregoing summary of dissenters' rights under the Louisiana Business Corporation Law is necessarily incomplete and is qualified in its entirety by reference to 131 of the Louisiana Business Corporation law, which is set forth in its entirety in this Schedule 13E-3 as Exhibit (f).

      (e) Provisions for Minority Security Holders. None of the Filing Persons intends to grant minority shareholders special access to Midland Acquisition's or UNIFAB's records in connection with the merger. None of the Filing Persons intends to obtain counsel on behalf of or appraisal services for minority shareholders of UNIFAB.

      (f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) Transactions.

      On April 26, 2002, UNIFAB entered into a preferred stock purchase, debt exchange and modification agreement with Midland (the "Midland Agreement"). Pursuant to the Midland Agreement and prior to its consummation on August 13, 2002:

   - UNIFAB consented to Midland's acquisition of the rights of the lenders under UNIFAB's credit agreement dated November 30, 1999, as amended, with Bank One Louisiana, N.A. and three other commercial banks. On May 1, 2002, Midland acquired the rights of those lenders under the credit agreement for $13,870,000 in cash, the source of which was capital contributions from its members. On that date, the total amount of the principal, accrued interest and penalties owing under the credit agreement was $21,331,564. Thereafter, and prior to the consummation of the Midland Agreement, Midland advanced UNIFAB $2,814,500 for working capital needs and to establish a cash collateral account with Bank One to secure UNIFAB's obligations under outstanding letters of credit.

   - Midland acquired claims against UNIFAB in the amount of $5,622,881 held by UNIFAB's unsecured creditors. Midland's acquisition cost for these claims was an aggregate of $2,851,373, including payments made for the unsecured creditors, fees paid to a collection agent and attorney's fees. Midland's source of these payments was capital contributions from its members.

   - Midland agreed to assist UNIFAB in obtaining a $7 million line of credit, and UNIFAB and Midland subsequently agreed that this line of credit would be in the amount of $8 million. UNIFAB subsequently established the line of credit with the Whitney National Bank. An affiliate of Midland has guaranteed UNIFAB's obligations under the line of credit.

   - UNIFAB agreed to take all steps necessary to continue the listing of UNIFAB's common stock on the Nasdaq SmallCap Market for a period of at least two years following consummation of the Midland Agreement.

      Upon consummation of the Midland Agreement on August 13, 2002:

   - $10,000,000 of the amount UNIFAB owed Midland under the credit agreement was cancelled in exchange for 738 shares of UNIFAB's Series A preferred stock. Each share of this preferred stock had voting rights equal to 100,000 shares of UNIFAB's common stock, and would convert into 100,000 shares of UNIFAB's common stock when the authorized number of UNIFAB's unissued and unreserved common shares was at least 100 million.

   - $12,791,024 of the amount UNIFAB owed Midland under the credit agreement was converted into the following, which continue to constitute secured indebtedness under the credit agreement: (i) a convertible debenture in the principal amount of $10,651,564 payable in five equal annual installments, bearing interest at Wall Street Journal Prime (that is, the prime rate of interest reported in the Wall Street Journal in its daily table of "Money Rates") plus 2.5 percentage points and convertible into shares of UNIFAB's common stock at $3.50 per share (the closing price of UNIFAB common stock on the Nasdaq National Market on March 6, 2002, the date UNIFAB concluded negotiations on the terms of the convertible debenture, which price has been adjusted to reflect the one-for-ten reverse split effected by UNIFAB on August 1, 2003); and (ii) a promissory note in the principal amount of $2,139,500 (the amount of the advances made to UNIFAB by Midland after UNIFAB entered into the Midland Agreement), which is payable August 13, 2005 and bears interest at the rate of Wall Street Journal Prime plus 3.0 percentage points.

   - Midland transferred to UNIFAB the claims it had acquired from UNIFAB's unsecured creditors in the amount of $5,622,881. In exchange for these claims, UNIFAB delivered to Midland a promissory note in the principal amount of $4,708,936, payable August 13, 2006, and bearing interest at the rate of Wall Street Journal Prime plus 3.0 percentage points. This promissory note also constitutes secured indebtedness under UNIFAB's credit agreement with Midland.

   - $675,000 of the amount UNIFAB owed Midland under the credit agreement was cancelled in exchange for the assignment to Midland of accounts receivable of UNIFAB's subsidiary, Superior Derrick Services of Texas, L.L.C., in the amount of $1,191,405, against which UNIFAB had established reserves of $516,405.

   - $680,000 of the amount UNIFAB owed Midland under the credit agreement (substantially all of which consisted of penalties) was forgiven by Midland, and Midland waived all of UNIFAB's defaults under the credit agreement.

      On August 1, 2003, the shareholders of UNIFAB approved an increase in the number of shares of authorized common stock to 150,000,000 shares, and approved a one-for-ten reverse stock split of the outstanding shares of UNIFAB's common stock, to be effective immediately after the conversion of Midland's series A preferred shares. Accordingly, on August 3, 2003, each share of series A preferred stock was converted into 100,000 shares of UNIFAB common stock and the one-for-ten reverse stock split was effected, resulting in Midland owning 7,380,000 shares of common stock of UNIFAB. Also as a result of the increase in UNIFAB's authorized shares, Midland had the right, at any time, to convert its convertible debenture into up to 3,043,304 shares of common stock of UNIFAB.

      Since the closing of the Midland Agreement, Midland has provided financial, operational and management support to UNIFAB. Under an informal arrangement with UNIFAB, Midland has agreed to provide financial support and funding for working capital or other needs at Midland's discretion from time to time. At June 30, 2004, $7,800,000 was outstanding and owed to Midland related to this informal arrangement. Midland provided a standby letter of credit to a customer of UNIFAB in support of a contract included in UNIFAB's backlog at December 31, 2003. The letter of credit was in the amount of $3.1 million and expired on March 31, 2004. Since that time, UNIFAB has been awarded contracts, totaling $13.1 million, which have required a financial guarantee or letter of credit from Midland. Midland also provides accounting information system and reporting services to UNIFAB, including maintaining computer hardware and software to process financial information and produce management reports, processing data associated with those reports, assisting in report design and preparation, processing operating and payroll checks, consulting assistance with the design and implementation of financial reporting systems and other related services.

      In the year ended December 31, 2003, UNIFAB executed several contracts with Ridgelake Energy, Inc. to fabricate a platform and design and manufacture process equipment. Ridgelake is owned and controlled by Mr. William A. Hines and his family. The total value of these contracts was $6.9 million; these contracts were completed at December 31, 2003. Included in revenue and gross profit for the year ended December 31, 2003 are $6,872,000 and $922,000, respectively, related to these contracts. At December 31, 2003, UNIFAB had a $41,000 receivable from Ridgelake related to these contracts.

      (b) Significant Corporate Events.

      Prior to consummation of the Midland Agreement, UNIFAB entered into agreements, effective April 2002, terminating the employment agreement of Dailey
J. Berard, who was then a director of UNIFAB and was formerly chairman of the board, president and chief executive officer of UNIFAB, and the consulting agreement of Jerome E. Chojnacki, who was then the chairman of the board, president and chief executive officer. Also effective April 2002, UNIFAB obtained the resignation of Mr. Berard as a director and the resignation of Mr. Chojnacki as Chairman of the Board, President and Chief Executive Officer. Upon consummation of the transaction, Charles E. Broussard resigned from UNIFAB's board of directors, and the remaining directors, Perry Segura and George C. Yax, appointed Mr. Hines, Frank J. Cangelosi, Jr., William A. Downey, Daniel R. Gaubert, Donald R. Moore and Allen C. Porter, Jr., all designated by Midland, as members of the board. These changes to UNIFAB's board of directors were made in connection with the closing of the transactions contemplated by the Midland Agreement.

      Other than as described in this section and elsewhere in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (1) any of the Filing Persons, or to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (2) UNIFAB or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of UNIFAB's securities, election of UNIFAB's directors or sale or other transfer of a material amount of assets of UNIFAB.

      (c) Negotiations or Contacts. Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (1) any affiliates of UNIFAB or (2) UNIFAB or any of its affiliates and any person not affiliated with UNIFAB who would have a direct interest in such matters.

      (e) Agreements Involving the Subject Company's Securities.

      Prior to consummation of the Midland Agreement, Midland agreed to cause its designees to the board of directors to approve the calling of a meeting of shareholders for the purpose of voting on an increase in the authorized number of shares of UNIFAB's common stock, and to approve a rights offering pursuant to when UNIFAB would offer common stock to its shareholders for $3.50 per share. Midland also agreed to vote its shares in favor of the proposed increase in the authorized number of UNIFAB's shares. The increase in UNIFAB's authorized shares and reverse stock split are described in Item 5(a) above. The rights offering was not consummated because the trading price of UNIFAB's common stock has been less than $3.50 per share since the date of the Midland Agreement, except for certain sporadic trading in the over-the-counter market.

      Other than as described in this section and elsewhere in this Schedule 13E-3, there have been no agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of UNIFAB.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) Use of Securities Acquired. In the merger, all shares of UNIFAB common stock, except for shares owned by Midland Acquisition, will be converted into the right to acquire the cash purchase price. After the merger, Midland will be the sole holder of UNIFAB common stock.

      (c) Plans. Midland currently expects that, following the consummation of the merger, the business and operations of UNIFAB will continue to be conducted by UNIFAB substantially as they are currently being conducted. Midland intends to continue to evaluate the business and operations of UNIFAB with a view to maximizing UNIFAB's potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing.

      Immediately following the merger, UNIFAB will have only one shareholder, Midland, entitling UNIFAB to terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 15 with the Securities and Exchange Commission. As a result, UNIFAB's common stock will no longer be traded on the over-the-counter market or quoted in the pink sheets, and there will be no public market for UNIFAB's common stock.

      For additional information, see "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger - Effects" and Item 4(a) "Terms of the Transaction - Material Terms" beginning on pages 4 and 24, respectively, of this
Schedule 13E-3.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER.

See "Special Factors - Purposes, Alternatives, Reasons and Effects of the Merger" beginning on page 2 of this Schedule 13E-3.

ITEM 8. FAIRNESS OF THE TRANSACTION.

See "Special Factors - Fairness of the Transaction" beginning on page 7 of this
Schedule 13D-3.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

See "Special Factors - Reports, Opinions, Appraisals and Negotiations" beginning on page 11 of this Schedule 13E-3.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

      (a) Source of Funds. The total amount of funds required by Midland Acquisition to pay the merger price to all unaffiliated shareholders of UNIFAB, and to pay related fees and expenses, is estimated to be approximately $285,443.20, assuming no outstanding options to acquire UNIFAB common stock are exercised prior to the merger. Midland Acquisition will obtain the necessary funds from capital contributions from its shareholder, Midland. Because Midland intends to provide the necessary funding for the merger, Midland Acquisition has not arranged any alternative financing arrangements.

      (b) Conditions. Midland has the right to determine at any time prior to the effectiveness of the merger not to consummate the merger. Midland can make such determination for any reason.

      (c) Expenses. UNIFAB's transfer agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

      None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers. The fees of Chaffe & Associates, Inc. in connection with its appraisal of the value of shares of UNIFAB common stock will be paid by Midland.

      The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the merger:

                                                                FEES
                                                            -----------
Legal fees and expenses                                     $ 50,000.00
Fees of Chaffe & Associates, Inc.                             40,000.00
Printing                                                       7,500.00
Transfer Agent (including mailing)                             7,500.00
Miscellaneous fees and expenses                                2,500.00
                                                            -----------
           Total                                            $   107,500
                                                            ===========

      (d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Securities Ownership. At the effective time of the merger, Midland Acquisition is expected to be the owner of 8,108,197 shares of UNIFAB common stock (or approximately 90.1% of the total shares of UNIFAB common stock outstanding). Because (1) Midland holds 100% of the equity interest in Midland Acquisition, (2) William A. Hines holds a 45.5% equity interest in Midland, and
(3) Jeanne M. Hines McDaniel holds a 45.5% equity interest in Midland, each may also be deemed to be the beneficial owners of these shares of UNIFAB common stock.

      (b) Securities Transactions. On September 30, 2004, Midland converted $2,698,500 of a convertible debenture into 771,000 shares of UNIFAB common stock. Midland and William A. Hines will contribute their shares of UNIFAB common stock (or approximately 90.1% of the total shares of common stock outstanding) to Midland Acquisition immediately prior to the merger.

      There were no other transactions in the shares of UNIFAB common stock effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      Not applicable.

ITEM 13. FINANCIAL STATEMENTS.

      (a) Financial Information. The audited consolidated financial statements of UNIFAB as of and for the fiscal years ended December 31, 2003 and December 31, 2002 are incorporated herein by reference to UNIFAB's Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on March 30, 2004. The unaudited consolidated financial statements of UNIFAB for the six month period ended June 30, 2004 are incorporated by reference to Part I, Item 1 of UNIFAB's Quarterly Report on Form 10-Q for the period ended June 30, 2004, filed with the Commission on August 16, 2004.

      The financial statements of UNIFAB incorporated herein by reference to documents filed with the Commission are available for inspection and copying at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

      (b) Pro Forma Information. Not applicable.

      (c) Summary Information. Set forth below is certain selected consolidated financial information with respect to UNIFAB and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of UNIFAB contained in UNIFAB's Form 10-K and the unaudited consolidated financial statements of UNIFAB contained in UNIFAB's Form 10-Q. The information as of June 30, 2004 is derived from UNIFAB's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. More comprehensive financial information is included in reports and in other documents filed by UNIFAB with the Commission, and the following financial information is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

      The selected financial information presented below as of and for the fiscal years ended December 31, 2001, 2002 and 2003 has been derived from UNIFAB's audited consolidated financial statements. The selected financial information as of and for the six months ended June 30, 2004 and June 30, 2003 are derived from UNIFAB's unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments that UNIFAB considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the six months ended June 30, 2004 and June 30, 2003 are not necessarily indicative of results that may be expected for the entire year. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporation by reference herein.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                    Three Months
                                                      Year ended December 31,      ended June 30,
                                                  -------------------------------  --------------
                                                     2001       2002       2003         2003
                                                  ----------  ---------  --------  --------------
                                                   (Dollars in thousands, except per share data)
Statement of Operations Data:
  Revenue                                         $   81,733  $  33,286  $ 55,774  $       14,483
  Cost of revenue                                     79,244     39,260    60,618          13,964
                                                  ----------  ---------  --------  --------------
   Gross profit (loss)                                 2,489     (5,974)   (4,844)            519
  Other operating expenses(2)                          5,490         --        --
  Impairment of Lake Charles Facility                     --      5,074        --              --
  Loss on disposal of equipment                           --        351        --              --
  Impairment of goodwill                              14,786         --        --              --
  General and administrative expense                   7,417      7,242     5,051           1,206
                                                  ----------  ---------  --------  --------------
  Operating income (loss)                            (25,204)   (18,641)   (9,985)           (687)
  Other income (expense):
   Interest expense                                   (2,794)    (1,894)   (1,951)           (504)
   Interest income                                        33         18        11               1
                                                  ----------  ---------  --------  --------------
  Income (loss) before income taxes                  (27,965)   (20,517)  (11,835)         (1,190)
  Income tax expense (benefit)                         1,316         --        --              --
                                                  ----------  ---------  --------  --------------
  Net income (loss)                               $  (29,281) $ (20,517) $(11,835) $       (1,190)
                                                  ==========  =========  ========  ==============
  Basic and diluted earnings (loss) per share(3)  $   (36.02) $   (5.59) $  (1.44) $        (0.15)
                                                  ==========  =========  ========  ==============
  Basic and diluted weighted average
   shares outstanding(3), (4)                            813      3,670     8,200           8,199
  Cash dividends declared per common share(1)     $       --  $      --  $     --  $           --
Other financial data:
  Depreciation and amortization                   $    3,054  $   2,700  $  2,214  $          577
  Capital expenditures                                 2,293      1,194     1,306             174
  Net cash (used in) operating activities                (94)    (2,676)  (10,625)            658
  Net cash (used in) investing activities             (2,203)    (1,037)   (1,236)           (294)
  Net cash provided by financing activities            2,047      3,039    11,791            (251)
Other operating data:
  Direct labor hours worked                        1,176,000    479,000   839,000         190,000
  Number of employees (at end of period)(5)              450        317       425              --
  Backlog (at end of period)                      $    8,333  $  22,487  $  7,617          16,105
                                                   Three Months     Six Months      Six Months
                                                  ended June 30,  ended June 30,  ended June 30,
                                                  --------------  --------------  ---------------
                                                       2004            2003            2004
                                                  --------------  --------------  ---------------
                                                   (Dollars in thousands, except per share data)
Statement of Operations Data:
  Revenue                                         $        9,068  $       24,006  $        22,908
  Cost of revenue                                          9,323          23,303           23,066
                                                  --------------  --------------  ---------------
   Gross profit (loss)                                      (255)            703             (158)
  Other operating expenses(2)                                                 --               --
  Impairment of Lake Charles Facility                      3,307              --            3,307
  Loss on disposal of equipment                              389              --              389
  Impairment of goodwill                                                      --              260
  General and administrative expense                         780           2,364            1,744
                                                  --------------  --------------  ---------------
  Operating income (loss)                                 (4,731)         (1,661)          (5,858)
  Other income (expense):
   Interest expense                                         (538)           (965)          (1,078)
   Interest income                                             5               5                8
                                                  --------------  --------------  ---------------
  Income (loss) before income taxes                       (5,264)         (2,621)          (6,928)
  Income tax expense (benefit)                                --              --               --
                                                  --------------  --------------  ---------------
  Net income (loss)                               $       (5,264) $       (2,621) $        (6,928)
                                                  ==============  ==============  ===============
  Basic and diluted earnings (loss) per share(3)  $        (0.64) $        (0.32) $         (0.84)
                                                  ==============  ==============  ===============
  Basic and diluted weighted average
   shares outstanding(3), (4)                              8,220           8,199            8,211
  Cash dividends declared per common share(1)     $           --  $          --   $            --
Other financial data:
  Depreciation and amortization                   $          569  $        1,159  $         1,138
  Capital expenditures                                        35             719               59
  Net cash (used in) operating activities                    718          (2,136)          (1,089)
  Net cash (used in) investing activities                     16            (682)              97
  Net cash provided by financing activities                  877           3,029            1,130
Other operating data:
  Direct labor hours worked                              123,000         321,000          344,000
  Number of employees (at end of period)                      --              --               --
  Backlog (at end of period)                              12,005  $       16,105  $        12,005

                                   December 31,   December 31,   June 30,
                                       2003           2002         2004
                                   ------------   ------------   --------
                                               (in thousands)
Balance Sheet Data:
  Current assets                   $     14,296   $     12,072   $ 10,127
  Current liabilities                    15,637          9,231     21,640
  Working capital (deficit)              (1,341)         2,841    (11,513)
  Noncurrent assets                      25,923         27,207     21,623
  Noncurrent liabilities                 22,471         16,138     14,830
  Shareholders' equity (deficit)          2,111         13,910     (4,720)
  Redeemable preferred stock                  -              -          -
  Minority interest                           -              -          -

(1) The Company intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of its business, and therefore, does not plan to pay cash dividends to holders of its common stock in the foreseeable future.

(2) Includes primarily asset impairments. See Note 1 to The Consolidated Financial Statements

(3) Earnings (loss) per share and weighted average share amounts have been restated to give effect to the one-for-ten reverse stock split on August 3, 2003.

(4) For the year ended December 31, 2002, basic and diluted weighted average shares include the effect of the conversion of the preferred stock issued on August 13, 2002 in connection with the Midland Recapitalization and Investment Transaction.

(5)   Number of employees only available at fiscal year end.

                                   At December 31,   At June 30,
                                         2003           2004
                                   ---------------   -----------
Shareholders' Equity (Deficit)     $     2,111,000   $(4,720,000)
Share outstanding                        8,201,899     8,226,913

Book value (deficit) per share     $          0.26   $     (0.57)

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

      (b) Employees and Corporate Assets. No employees or corporate assets of UNIFAB will be used by the Filing Persons to consummate the merger.

ITEM 15. ADDITIONAL INFORMATION.

      None.

ITEM 16. EXHIBITS.

      (a) Letter from Midland Fabricators and Process Systems, L.L.C. to UNIFAB International, Inc. shareholders.

      (b)   None.

      (c)   Opinion of Chaffe & Associates, Inc., dated October 5, 2004.

      (d)   Power of Attorney.

      (f)   Section 131 of the Louisiana Business Corporation Law.

      (g)   None.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2004

                                        MIDLAND FABRICATORS AND PROCESS SYSTEMS,
                                        L.L.C.

                                        By /s/    William A. Hines
                                           -------------------------------------
                                           William A. Hines
                                           Managing Member

                                        MIDLAND ACQUISITION, INC.

                                        By /s/    William A. Hines
                                           -------------------------------------
                                           William A. Hines
                                           President and Chief Executive Officer

                                        William A. Hines

                                           /s/    William A. Hines
                                           -------------------------------------
                                                William A. Hines

                                        Jeanne M. Hines McDaniel

                                        By: /s/    Frank J. Cangelosi, Jr.
                                            ------------------------------------
                                                Frank J. Cangelosi, Jr.
                                                Attorney-in-Fact

                                                                      SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS

      The following table lists the name, business address, position with entity, present principal occupation or employment and five-year employment history of the directors and executive officers of Midland Acquisition, Inc., together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted.

        NAME, BUSINESS
         ADDRESS AND                                                                   POSITION
           BUSINESS                         PRINCIPAL OCCUPATION AND                     WITH
          TELEPHONE                           FIVE-YEAR EMPLOYMENT                      MIDLAND
            NUMBER                                  HISTORY                           ACQUISITION
Frank J. Cangelosi, Jr.          Mr. Cangelosi, a certified public accountant,    Secretary-Treasurer
c/o Nassau Holding Corporation   has served as the Vice President of Finance of
3636 N. Causeway, Suite 300      Nassau Holding Corporation, the parent company
Metairie, Louisiana 70002        of several oilfield-related companies, and an
(504) 837-5766                   affiliate of Midland, since June 1985. Mr.
                                 Cangelosi is a United States citizen.

William A. Hines                 Mr. Hines became the Principal Executive         Director, President
c/o Midland Fabricators and      Officer of UNIFAB in March 2003. Mr. Hines       and Chief Executive
Process Systems, L.L.C.          serves as UNIFAB's Chairman of the Board and is  Officer
3636 N. Causeway, Suite 300      also the Chairman of the Board and President of
Metairie, Louisiana 70002        Nassau Holding Corporation, the parent company
(504) 837-5766                   of several oilfield-related companies,
                                 including Midland. Mr. Hines is also a
                                 director of Whitney Holding Corporation, a
                                 publicly traded regional bank holding company.
                                 Mr. Hines previously served as a director of
                                 our company from July 1998 through March 2001.
                                 Mr. Hines is a United States citizen.

During the past five years, neither Midland Acquisition nor any person listed in the table above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a

                                  Schedule I-1
judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                                  Schedule I-2

                               INDEX TO EXHIBITS

      (a) Letter from Midland Fabricators and Process Systems, L.L.C. to UNIFAB International, Inc. shareholders.

      (b)   None.

      (c)   Opinion of Chaffe & Associates, Inc., dated October 5, 2004.

      (d)   Power of Attorney.

      (f)   Section 131 of the Louisiana Business Corporation Law.

      (g)   None.